SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 19, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release ANGLOGOLD ASHANTI LIMITED ANNOUNCES THE PRICING OF AN OFFERING OF US$650,000,000 (SUBJECT TO INCREASE BY UP TO US$82,500,000 PURSUANT TO AN OPTION) 3.50 PERCENT CONVERTIBLE BONDS DUE 2014 BY ITS SUBSIDIARY, ANGLOGOLD ASHANTI HOLDINGS FINANCE PLC, UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY ANGLOGOLD ASHANTI LIMITED



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

19 May 2009

ANGLOGOLD ASHANTI LIMITED ANNOUNCES THE PRICING OF AN OFFERING OF US$650,000,000 (SUBJECT TO INCREASE BY UP TO US$82,500,000 PURSUANT TO AN OPTION) 3.50 PERCENT CONVERTIBLE BONDS DUE 2014 BY ITS SUBSIDIARY, ANGLOGOLD ASHANTI HOLDINGS FINANCE PLC, UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited ("AngloGold Ashanti") today announced the final terms of an offering of US$650,000,000 (subject to increase by up to US$82,500,000 pursuant to an option) 3.50 percent convertible bonds due 2014 (the "Bonds") by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc (the "Issuer"). The Bonds are unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited.

The Bonds will be convertible into American Depositary Shares ("ADSs") of AngloGold Ashanti, subject to certain restrictions and the right of the Issuer to elect to settle in cash in certain circumstances. AngloGold Ashanti shareholders will be requested to grant specific authority for the directors to issue ordinary shares pursuant to the conversion rights which will attach to the Bonds. Each ADS currently represents one ordinary share of AngloGold Ashanti. Conversion in full of the Bonds (at the initial conversion price of US$47.6126 per ADS, and without taking the option into account) would result in the issuance of a maximum of 13,651,848 ADSs. The proceeds of the offering of the Bonds will be used to refinance AngloGold Ashanti's debt facilities and for general corporate purposes.

The closing and settlement date of the offering is expected to occur on or about 22 May, 2009. The conversion premium to the reference volume weighted average price of the ADSs on the NYSE on 18 May 2009 of US$34.6272 was approximately 37.50 percent.

The Bonds will be offered and sold to non-US persons outside the United States in reliance upon Regulation S under the US Securities Act of 1933, as amended (the "Securities Act"), and will be offered and sold in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

Approval-in-principle has been received for the listing of the Bonds on the Singapore Exchange Securities Trading Limited.

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither AngloGold Ashanti Holdings Finance plc nor AngloGold Ashanti Limited has registered or intends to register any portion of this offering in the United States or to conduct a public offering in the United States.

STABILISATION/FSA

This announcement is directed only at persons (i) who are outside the United Kingdom or (ii) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (iii) who fall within Article 49(2)(a) to (d) of the Order or (iv) to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "Relevant Persons"). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

ENDS

JSE Sponsor   :   UBS

Contacts

	Tel:	Mobile:	E-mail:
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Stewart Bailey (Investors)		+1 646 717-3978	sbailey@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 19, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary